BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
SASKATCHEWAN FINANCIAL SERVICES COMMISSION 800-1920 Broad Street Regina, Saskatchewan, S4P 3V7	MANITOBA SECURITIES COMMISSION 1130 - 405 Broadway Winnipeg MB R3C 3L6
ONTARIO SECURITIES COMMISSION 20 Queen Street West, Suite 1903 Toronto ON M5H 3S8	AUTHORITE DES MARCHES FINANCIERS Place de la Cité, tour Cominar 2640, boulevard Laurier, bureau 400 Sainte-Foy (Québec) G1V 5C1
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:

BIRCH MOUNTAIN RESOURCES LTD. (the “Company”)

Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the “Company” or “Birch Mountain”).  For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102.  Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation’s shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

Tel:  (403) 262-1838

Fax:  (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on March 27, 2006.

Item 3 - News Release

A News Release was issued on March 27, 2006 via Canada News Wire.

Item 4 - Summary of Material Change

The Company reports 2005 annual financial results.

Item 5 - Full Description of Material Change

The Company reports 2005 annual financial results.

Year at a Glance

“This past year has been focused on opening our Muskeg Valley Quarry in order to start the production and sale of products to the oil sands industry” said Doug Rowe, President of Birch Mountain.  “We achieved a number of important milestones, including completing initial site construction of the MVQ, contracting with Stony Valley as our quarry operator, opening the MVQ, hiring additional key members of management, financing with equity to build a strong balance sheet and partnering with the Fort McKay First Nation to form our sales and marketing arm, called Hammerstone Products Ltd.  All these accomplishments aligned the Company to begin operations in 2006.”

“It is an exciting time for the Company and we believe we can provide the right products at the right time for one of the most significant markets in North America”, commented Kerry Sully, Chairman of the Board. “Our market, the oil sands industry, is growing rapidly, powered by high oil prices, with low risk of future crude prices derailing expansion and production plans. In addition, we’re expanding our potential product line, adding cement, hydrated lime, milk of lime and reagent limestone to the aggregates and lime products previously valued in the independent technical report released in March 2005.”

Financial Overview

The tables below summarize the financial position and results of operations for the years ended December 31.

CONSOLIDATED BALANCE SHEET	2005	2004
ASSETS
Current
Cash and cash equivalents	32,322,603	5,444,270
Restricted cash	1,000,000	-
Accounts receivable	476,455	233,459
Prepaids and deposits	441,545	184,108
	34,240,603	5,861,837
Long-term asset	232,489	-
Property and equipment	318,786	181,217
Mineral properties	13,768,974	3,489,369
TOTAL ASSETS	48,560,852	9,532,423
LIABILITIES
Current
Accounts payable and accrued liabilities	3,369,083	332,229
Advances on share subscriptions	-	173,252
Deferred revenue	50,306	50,306
Other current liabilities	3,346,264	2,500,000
	6,765,653	3,055,787

Asset retirement obligation	360,000	25,000
	7,125,653	3,080,787

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	46,950,953	8,761,876
Contributed surplus (Note 12)	1,774,873	338,569
Deficit (Note 13)	(7,290,627)	(2,648,809)
	41,435,199	6,451,636
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,560,852	9,532,423

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT	2005	2004	2003
Limestone sale Interest and other income General and administrative expenses Mineral exploration costs	$ - 332,568 4,433,905 540,481	$ - 48,190 2,172,876 762,371	$ 100,000 211,973 1,136,023 744,385
Loss	$ 4,641,818	$ 2,887,057	$ 1,568,435
Loss per share, basic and fully diluted	$ (0.08)	$ (0.05)	$ (0.04)
Ending Deficit	$ 7,290,627	$ 2,648,809	$27,510,684

Working capital at December 31, 2005 was $27,474,950, an increase of approximately $24.7 million from December 31, 2004.  The increase resulted primarily from the Company’s $36 million equity financing during the third quarter 2005.

In 2005, we focused most of our resources on the opening of the MVQ and further development of the Hammerstone Project.  In 2005, $10,279,606 was spent with this entire amount being capitalized, in 2004, $3,153,233 was spent with this entire amount being capitalized and in 2003, $807,327 was spent with $336,136 of this amount being capitalized.

The Company earned interest income in 2005 of $323,568 and 2004 of $48,190.  In 2003, income included a small amount of interest, revenue from an agreed sale of $100,000 of limestone to Syncrude Canada Ltd. and a gain on forgiveness of debt for $194,000.  Birch Mountain has not had regular ongoing revenue from customers as the Industrial Minerals Division was under development.

Total general and administrative (“G&A”) expenses have risen in 2005 as the Company moves forward with activities necessary for operations, including the filing of the MVQ Environmental Impact Assessment and Application (the “MVQ Application”) and the payment of professional fees for the independent technical report released in March 2005.  Total G&A expenses increased by $2,261,029, or 104% over the prior year, of which 51% of the increase or $1,160,487 was related to stock-based expenses, and 11% of the increase was related to a $246,264 accrual of estimated interest, penalties and corporate taxes payable upon re-filing the Company’s flow through share renouncements. The remaining adjusted G&A increase in 2005 of $854,278 or 53% over the prior year reflects additional corporate activity necessary to execute the strategic plan including increasing promotion, adding staff and increasing corporate costs for professional services and expenses associated with shareholders and public company requirements.

Important Information Regarding Financial Information in the News Release and Form 51-102F3

The financial information in the news release and Form 51-102F3 should be read in conjunction with the Company’s 2005 Annual Financial Report and other informational disclosures on SEDAR or EDGAR at www.sedar.com and www.edgar.com.

The financial numbers presented in the summary tables may refer to certain financial measures that are not determined by Generally Accepted Accounting Principles (GAAP) in Canada or the United States.  Financial measures such as regular general and administrative expenses and mineral exploration costs are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP.  We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position and are relevant measures of the ability of the Company to earn returns for shareholders.  These measures may differ from those made by other issuers and accordingly, may not be comparable with such measures as reported by other corporations.

Investor Presentations

As part of Birch Mountain’s ongoing investor relations program, the Company will continue to make presentations to the investment community throughout 2006.  There remains considerable interest in the Company and the oilsands with a broad spectrum of financial institutions and investment houses throughout North American and in London.  Birch Mountain presented at the Construction Materials and Basic Industry Conference in New York on March 7, 2005 and will present at the American Stock Exchange’s Third Annual Precious and Base Metals Investor Conference in New York on March 30, 2006.  A copy of the presentation is available on the Company’s website at www.birchmountain.com.

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the MVQ and Hammerstone will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, alternate fuel gasification, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. A portland cement plant has been added to the planned facilities. Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta’s oil sands will ensure long-term demand for limestone products from the Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: The news release and Form 51-102F3 contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer

Telephone: (403) 262-1838

Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 27th day of March, 2006.